Exhibit 2.2

                    Glens Falls National Bank
                       and Trust Company
                    250 Glen Street
                    P.O. Box 307
                    Glens Falls, New York
                         128001-9989
                    (518) 793-4121
                    Thomas L. Hoy
                    President


                    May 20, 1997

Mr. Matthew A. Kerin
Senior Vice President
Corporation Strategy & Development
Fleet Corporate Administration
777 Main Street
Hartford, CT 06115

Dear Matthew:

          The purpose of this letter is to give you notice that we at Glens Falls National Bank and Trust Company ("GFNB") intend to acquire from you a group of mortgage loans referred to in Section 10.6(b) of the Purchase and Assumption
Agreement, dated March 21, 1997 (the "Agreement"), between us and to clarify certain matters relating to these loans. Terms used in this letter and not otherwise defined in this letter shall have the meaning ascribed thereto in the Agreement.

          Specifically, you are hereby notified that, subject to the conditions set forth below, GFNB will acquire certain mortgage loans offered by you to us and identified on a new
Schedule 10.6 to the Agreement, a copy of which is attached to this letter (the "Mortgages").

          We agree that the "Loan Value" fro purposes of calculating the Purchase Price under Section 3.1(d) of the Agreement shall include the "Loan Value of the Mortgages" which will equal One Hundred Percent (100%) of the unpaid principal balance of such Mortgages plus accrued interest thereon as of the close of business on the Closing Date. It is also agreed that Section 3.1 of the Agreement shall be amended by adding at the end of subsection (g) thereof the following: "...MINUS (h) an amount equal to one percent
(1%) of the Unpaid Principal Balance of the Mortgages at Closing."

          We agree to acquire the Mortgages with the understanding that the Mortgages, although not attributable to the Branches, shall be "Loans" for all purposes under the Agreement, including your representations and warranties relating to Loans.

          We will not purchase any mortgage loan now listed on
Schedule 10.6 if such loan as of the Closing Date (i) has been subject to a delinquency of 30 days or more in the preceding 12 months, or (ii) is the subject of any pending or threatened litigation, and any such mortgage loan listed on Schedule 10.6 prior to the Closing Date will be deleted therefrom as of the Closing.


          If the terms of this letter are acceptable to you, please sign where indicated and this letter will thereupon serve to amend the Agreement between us and constitute our commitment to purchase the Mortgages as provided herein and therein.

                      Sincerely,

                      s/ Thomas L. Hoy

TLH/ams

FLEET Bank

By: s/
Title: Executive Vice President